# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CENCORA, INC., CIK 0001140859
CUSIP: 03073E105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 West First Avenue, Conshohocken, Pennsylvania (PA), 19428-1800
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0001193125-24-203644
Filed by CIK 0001618921
Persons authorized to receive notices and communications: Lanesha Minnix, EVP/Global CLO, Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois (IL), 60015, (847) 315-2500; Lillian Tsu, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Walgreens Boots Alliance Holdings LLC (CIK 0001669077): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 12,570,000; shared dispositive power 12,570,000; aggregate amount beneficially owned 12,570,000 (6.5% of the class)
  Comment: Row 13: This calculation is based on the adjusted 193,712,591 shares of Common Stock outstanding as of February 10, 2025 (as reported by the Issuer on its Current Report on Form 8-K filed on the date hereof).
- WBA Investments, Inc. (CIK 0001900451): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 12,570,000; shared dispositive power 12,570,000; aggregate amount beneficially owned 12,570,000 (6.5% of the class)
  Comment: Row 13: This calculation is based on the adjusted 193,712,591 shares of Common Stock outstanding as of February 10, 2025 (as reported by the Issuer on its Current Report on Form 8-K filed on the date hereof).
- Walgreens Boots Alliance, Inc. (CIK 0001618921): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 12,570,000; shared dispositive power 12,570,000; aggregate amount beneficially owned 12,570,000 (6.5% of the class)
  Comment: Row 13: This calculation is based on the adjusted 193,712,591 shares of Common Stock outstanding as of February 10, 2025 (as reported by the Issuer on its Current Report on Form 8-K filed on the date hereof).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CENCORA, INC.
Address of issuer's principal executive offices: 1 West First Avenue, Conshohocken, Pennsylvania (PA), 19428-1800
Comment: This Amendment No. 19 to Schedule 13D (this "Amendment No. 19") amends and supplements the Schedule 13D (the "Schedule 13D") relating to the common stock, $0.01 par value per share ("Common Stock"), of Cencora, Inc., a Delaware corporation (the "Issuer"), originally filed with the Securities and Exchange Commission (the "SEC") on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016, Amendment No. 3 thereto filed on March 22, 2016, Amendment No. 4 thereto filed on August 25, 2016, Amendment No. 5 thereto filed on November 14, 2016, Amendment No. 6 thereto filed on January 6, 2021, Amendment No. 7 thereto filed on June 3, 2021, Amendment No. 8 thereto filed on May 12, 2022, Amendment No. 9 thereto filed on August 4, 2022, Amendment No. 10 thereto filed on November 9, 2022, Amendment No. 11 thereto filed on December 12, 2022, Amendment No. 12 thereto filed on May 15, 2023, Amendment No. 13 thereto filed on June 20, 2023, Amendment No. 14 thereto filed on August 7, 2023, Amendment No. 15 thereto filed on November 14, 2023, Amendment No. 16 thereto filed on February 9, 2024, Amendment No. 17 thereto filed on August 5, 2024 and Amendment No. 18 thereto filed on August 20, 2024. Terms used but not defined in this Amendment No. 19 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended and supplemented as follows:

This Amendment No. 19 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company ("WBA Holdings") (f/k/a WAB Holdings LLC); (ii) WBA Investments, Inc., a Delaware corporation ("WBA Investments"); and (iii) Walgreens Boots Alliance, Inc., a Delaware corporation ("WBA"). WBA Holdings, WBA Investments and WBA are collectively referred to as the "Reporting Persons."

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D are held by WBA Holdings. WBA Holdings is a wholly owned subsidiary of WBA Investments. WBA Investments is a wholly owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

The principal business office of each of the Reporting Persons is: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: See Item 2(a).
Civil proceedings (securities laws) in the last five years: See Item 2(a).
Citizenship: See Item 2(a).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows by adding the following:

February 2025 Sale, VPF Early Settlement and February 2025 Share Repurchase

On February 6, 2025, WBA Holdings sold 1,081,885 shares of Common Stock in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933, as amended (the "February 2025 Sale"), representing approximately 0.6% of the outstanding Common Stock (as represented by the Issuer in its Current Report on Form 8-K filed the date hereof) after giving effect to the February 2025 Sale, the concurrent VPF Early Settlement (as defined below) and the February 2025 Share Repurchase (as defined below).

WBA Holdings concurrently entered into early settlement agreements (each, a "Settlement Agreement") with each of Bank of America, N.A., Citibank N.A., Deutsche Bank AG, London Branch, Morgan Stanley Bank, N.A. and Wells Fargo Bank, National Association (the "VPF financial institutions"). The Settlement Agreements effected an early settlement (the "VPF Early Settlement") of certain variable pre-paid forward sale contracts entered into by WBA Holdings and the relevant VPF financial institutions on August 3, 2023 (the "August 2023 Contracts") and November 9, 2023 (the "November 2023 Contracts" and, together with the August 2023 Contracts, the "Contracts"), which were previously disclosed in Amendments No. 14 and 15 to this Schedule 13D, respectively.

The Contracts obligated WBA Holdings to deliver to the VPF financial institutions an aggregate 7,410,000 shares of Common Stock (comprising 5,250,000 shares under the August 2023 Contracts and 2,160,000 shares under the November 2023 Contracts) or, at WBA Holdings' election, an equivalent amount of cash based on the volume-weighted average price of the Common Stock, and could entitle WBA Holdings to an additional cash payment in respect of each valuation date of the Contracts. In exchange for assuming these obligations, WBA Holdings received cash payments from the VPF financial institutions in an aggregate amount of approximately $1.1 billion (comprising approximately $797.2 million under the August 2023 Contracts and approximately $339.1 million under the November 2023 Contracts) on or about the date of entering into the Contracts. WBA Holdings also pledged 7,410,000 shares of Common Stock in the aggregate (comprising 5,250,000 shares under the August 2023 Contracts and 2,160,000 shares under the November 2023 Contracts) to the VPF financial institutions or their respective affiliates to secure its obligations under the Contracts.

The Contracts were scheduled to mature evenly over a series of 30 valuation dates from March 2, 2026 to April 13, 2026, inclusive, in the case of the August 2023 Contracts, and 20 valuation dates from June 1, 2026 to June 29, 2026, inclusive, in the case of the November 2023 Contracts.

Pursuant to the terms of the Settlement Agreements, WBA Holdings and the VPF financial institutions agreed to settle the Contracts prior to their scheduled maturity date based on a price per share of Common Stock equal to the per share block price used in the February 2025 Sale in consideration for the following share deliveries and cash payments:

1. In the case of the August 2023 Contracts, WBA Holdings has agreed to deliver to the relevant VPF financial institutions in settlement of the August 2023 Contracts an aggregate 4,356,845 shares of Common Stock, and WBA Holdings has agreed to pay to such VPF financial institutions cash in a net aggregate amount equal to US$9,542,637.31.

2. In the case of the November 2023 Contracts, WBA Holdings has agreed to deliver to the relevant VPF financial institutions in settlement of the November 2023 Contracts an aggregate 1,766,779 shares of Common Stock, and WBA Holdings has agreed to pay to such VPF financial institutions cash in a net aggregate amount equal to US$10,433,585.66.

The Issuer and WBA Holdings concurrently entered into a share repurchase agreement (the "Share Repurchase Agreement") whereby the Issuer repurchased directly from WBA Holdings 204,491 shares of the Common Stock at the per share block price used in the February 2025 Sale (the "February 2025 Share Repurchase").

The February 2025 Sale, VPF Early Settlement and the February 2025 Share Repurchase are part of WBA's efforts to continue to optimize its capital allocation to reduce indebtedness and for liability management purposes.

From time to time, WBA undertakes a review of its strategic and capital allocation priorities. As part of this review, WBA may effect one or more further sales of Common Stock. Any such sales, which may be undertaken at any time without further notice, may take a number of forms, including registered public offerings effected pursuant to WBA's registration rights under the A&R Shareholders Agreement (which offerings may be underwritten and/or marketed), unregistered or registered block trades, unregistered market or private sales, pledges, hedges, forward sales and other derivative transactions.

Decisions to effect any such sales, as well as the size and timing thereof, are also subject to a number of factors outside of the control of WBA, including current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and/or business opportunities available to the Reporting Persons, strategic considerations in respect of the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. WBA will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Common Stock that may be sold by WBA, if any, is not ascertainable. From time to time, WBA may also choose to early settle other variable pre-paid forward sale contracts that it has previously entered into and disclosed in this Schedule 13D.

All existing commercial agreements between WBA and the Issuer (including the US pharmaceutical distribution agreement), as well as the A&R Shareholders Agreement, remain in full force and effect in accordance with their respective terms.

Ornella Barra remains a director of the Issuer. It is currently expected that Ms. Barra (or another designee of WBA) will remain a director of the Issuer unless and until the occurrence of a Walgreens Investor Rights Termination Event (as defined in the A&R Shareholders Agreement).

The foregoing summary of the February 2025 Share Repurchase does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, a copy of which is attached hereto as Exhibit 99.30, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership percentages set forth below are based on the adjusted 193,712,591 shares of Common Stock outstanding as of February 10, 2025 (as reported by the Issuer on its Current Report on Form 8-K filed on the date hereof). WBA Holdings may be deemed to beneficially own 12,570,000 shares of Common Stock, representing approximately 6.5% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 19.

By virtue of relationships reported in Item 2, each of WBA Investments and WBA may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of and, accordingly, may be deemed to beneficially own the 12,570,000 shares of Common Stock held by WBA Holdings, representing approximately 6.5% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 19.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WBA Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not effected any transaction in shares of Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than WBA and its subsidiaries, including WBA Holdings and WBA Investments and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D; except that, pursuant to the terms of certain previously disclosed variable pre-paid forward sale contracts entered into by WBA Holdings and certain unaffiliated financial institutions, such unaffiliated financial institutions have certain rights to receive payments in respect of extraordinary cash dividends that may be paid by the Issuer with respect to the shares of Common Stock pledged under such variable pre-paid forward sale contracts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Item 4 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2 Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.3 Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.4 Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.5 Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.6 Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.7 Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.8 Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9 Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.a r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.'s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10 Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.11 Joint Filing Agreement, dated August 25, 2016 (previously filed on August 25, 2016 as Exhibit 99.11 to Amendment No. 4 to this Schedule 13D).

99.12 Share Purchase Agreement, dated as of January 6, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit 2.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).

99.13 Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of June 1, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (previously filed on June 3, 2021 as Exhibit 99.13 to Amendment No. 7 to this Schedule 13D).

99.14 Amendment No. 1 to the Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of August 2, 2022, by and between Walgreens Boots Alliance, Inc., and Amerisource Bergen Corporation (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-16671), filed on August 3, 2022 and incorporated by reference herein).

99.15 Underwriting Agreement, dated as of November 7, 2022, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC and Morgan Stanley & Co. LLC (previously filed on November 9, 2022 as Exhibit 99.15 to Amendment No. 10 to this Schedule 13D).

99.16 Share Repurchase Agreement, dated as of November 6, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on November 9, 2022 as Exhibit 99.16 to Amendment No. 10 to this Schedule 13D).

99.17 Form of Lock-Up Agreement (included in Exhibit 99.15).

99.18 Share Repurchase Agreement, dated as of December 8, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on December 12, 2022 and incorporated by reference herein).

99.19 Form of Master Confirmation: Pre-paid Variable Share Forward Transactions (previously filed on May 15, 2023 as Exhibit 99.19 to Amendment No. 12 to this Schedule 13D).

99.20 Share Repurchase Agreement, dated as of May 11, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on May 15, 2023 and incorporated by reference herein).

99.21 Share Repurchase Agreement, dated as of June 15, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on June 20, 2023 and incorporated by reference herein).

99.22 Underwriting Agreement, dated as of August 3, 2023, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC, Goldman Sachs & Co. LLC and the VPF financial institutions (previously filed on August 7, 2023 as Exhibit 99.22 to Amendment No. 14 to this Schedule 13D).

99.23 Form of Lock-Up Agreement (included in Exhibit 99.22).

99.24 Share Repurchase Agreement, dated as of August 2, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on August 7, 2023 as Exhibit 99.24 to Amendment No. 14 to this Schedule 13D).

99.25 Share Repurchase Agreement, dated as of November 9, 2023, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on November 14, 2023 as Exhibit 99.25 to Amendment No. 15 to this Schedule 13D).

99.26 Share Repurchase Agreement, dated as of February 7, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on February 9, 2024 as Exhibit 99.26 to Amendment No. 16 to this Schedule 13D).

99.27 Share Repurchase Agreement, dated as of May 22, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.27 to Amendment No. 17 to this Schedule 13D).

99.28 Share Repurchase Agreement, dated as of August 1, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.28 to Amendment No. 17 to this Schedule 13D).

99.29 Amendment No. 2 to the Amended and Restated Shareholders Agreement, dated as of August 16, 2024, by and between Walgreens Boots Alliance, Inc., and Cencora, Inc. (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 16, 2024 and incorporated by reference herein).

99.30 Share Repurchase Agreement, dated as of February 6, 2025, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC.

* As previously disclosed, Warrants exercised in full on March 18, 2016 and August 25, 2016

## Signatures
- Walgreens Boots Alliance Holdings LLC: /s/ Joseph B. Amsbary, Jr., Joseph B. Amsbary, Jr. / Vice President and Secretary (02/10/2025)
- WBA Investments, Inc.: /s/ Joseph B. Amsbary, Jr., Joseph B. Amsbary, Jr. / Vice President and Secretary (02/10/2025)
- Walgreens Boots Alliance, Inc.: /s/ Joseph B. Amsbary, Jr., Joseph B. Amsbary, Jr. / Senior Vice President and Corporate Secretary (02/10/2025)